SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1 to Schedule 13G)

TRIAD HOSPITALS, INC.
(Name of Issuer)

Shares of Common Stock, par value $.01 per share
(Title of Class of Securities)

89579K109
(CUSIP Number)

November 10, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 89579K109	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12		TYPE OF REPORTING PERSON* CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89579K109	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89579K109	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

          This Amendment No. 1 to Schedule 13G is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of common stock of Triad Hospitals, Inc. (the "Issuer"). Greenlight and Messrs. Einhorn and Keswin previously reported beneficial ownership of shares of the Issuer on a Schedule 13G filed May 23, 2000, (the "Original 13G").

          This Amendment No. 1 to Schedule 13G relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), to which Greenlight acts as investment advisor. The Original 13G is hereby amended and supplemented as follows:

Item 4	Ownership. Item 4 of the Original 13G is hereby amended and restated as follows:
(a) Greenlight and Messrs. Einhorn and Keswin are the beneficial owners of no shares of Common Stock.
(b) Greenlight and Messrs. Einhorn and Keswin are the beneficial owners of 0.0% of the outstanding shares of Common Stock.
(c) Inapplicable.
Item 5	Ownership of Five Percent or Less of a Class. Item 5 of the Original 13G is hereby amended and restated as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of equity securities, check the following [X].

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated May 22, 2000 between Greenlight, David Einhorn and Jeffrey A. Keswin.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  December 19, 2000

GREENLIGHT CAPITAL, L.L.C.
By: Jeffrey A. Keswin _________________________________ Jeffrey A. Keswin Managing Member
David Einhorn _________________________________ David Einhorn
Jeffrey A. Keswin _________________________________ Jeffrey A. Keswin